November 20, 2019

Ronald P. Erickson
Chairman of the Board
Know Labs, Inc.
500 Union Street, Suite 810
Seattle, WA 98101

       Re: Know Labs, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 14, 2019
           File No. 333-231829

Dear Mr. Erickson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on November 14,
2019

Executive and Director Compensation, page 55

1. Please update your disclosures as required by Item 402 of Regulation S-K to include compensation information for your last completed fiscal year. Consolidated Balance Sheets, page F-2

2. Please amend the filing to include audited financial statements for the year ended
       September 30, 2019 pursuant to Rule 8-08 of Regulation S-X and revise your disclosures throughout the filing to reflect your latest financial information. In that regard, also provide an updated consent from your independent public accounting firm. Ronald P. Erickson
Know Labs, Inc.
November 20, 2019
Page 2

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior
Attorney, at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameRonald P. Erickson
                                                          Division of
Corporation Finance
Comapany NameKnow Labs, Inc.
                                                          Office of Life
Sciences
November 20, 2019 Page 2
cc:       Jessica M. Lockett, Esq.
FirstName LastName